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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                                  FORM 12b-25

                                              Commission File Number:  333-50681

                          NOTIFICATION OF LATE FILING


[X]  Form 10-K for period ended December 31, 1999

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify
the Item(s) to which the notification relates:   N/A

PART I - REGISTRANT INFORMATION

Full Name of Registrant:                Aurora Foods Inc.
Former name if applicable:              N/A
Address of Principal Executive Office:  1000 Union Station, Suite 300
City, State and Zip Code:               St. Louis, MO  63101

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b-25(b), the following should be completed. (Check box if appropriate). [X]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion thereof could not filed within the prescribed time period.

     In February 2000, the Registrant announced that several members of its senior management team had resigned, including the registrant's chief executive officer and chief financial officer. The registrant developed an interim management team, and relocated its corporate headquarters from San Francisco, CA to St. Louis, MO. Also in February, the registrant formed a special committee to conduct an investigation into the registrant's accounting practices. The special committee retained legal counsel and an independent accounting firm to assist it in the investigation. The special committee's investigation is continuing. The registrant has not completed preparing its financial statements for the year ended December 31, 1999, and, as a consequence, the registrant's accountants have not yet delivered their audit opinion.

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     The foregoing matters have required significant attention and resources from management and the registrant, and have resulted in the registrant's inability to file its annual report on Form 10-K for the year ended December 31, 1999 within the prescribed period without unreasonable effort or expense.


PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

                Andrea Geisser                          (212) 698-9400
                    (Name)                            (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                           [X]  Yes    [ ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                           [ ]  Yes    [X]  No

     If so; attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               Aurora Foods Inc.
                               -----------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 30, 2000               By: /s/ Andrea Geisser
                                        ---------------------
                                        Andrea Geisser
                                        Acting Vice President Finance
                                        and Treasurer
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                                                    PricewaterhouseCoopers LLP
                                                    333 Market Street
                                                    San Francisco, CA 94105-2119
                                                    Telephone (415) 957-3000
                                                    Facsimile (415) 957-3394
                                                              (415) 957-3372

March 29, 2000


Mr. Andrea Geisser
Acting Treasurer
Aurora Foods Inc.
1000 Union Station
Suite #300
St. Louis, MO 63101

Dear Mr. Geisser:

With respect to the Company's filing on Form 12b-25 we concur with your narrative in Part III that the Company has not completed preparing its financial statements for the period ended December 31, 1999 and as a consequence PricewaterhouseCoopers LLP has not issued its opinion related to these financial statements.

The Company is authorized to attach this letter as an exhibit to its Form 12b-25 filing.

Very truly yours,


PricewaterhouseCoopers LLP